Filed by LifeMinders, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: LifeMinders, Inc. (Commission File No. 000-28133)

CROSS MEDIA MARKETING ACQUIRES LIFEMINDERS
INTERVIEW DATE: 7/19/01

      JODIE ENGELS: Hi. Welcome to the Cross Media LifeMinders’ conference. Before I turn the call over to Johnathan Bulkeley, chairman and CEO of LifeMinders, I’d appreciate your patience while I read the following statements: This call may contain forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Expressions of future goals and similar expressions reflecting something other than historical facts are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These forward-looking statements involve a number of risks and uncertainty which are described in Cross Media and LifeMinders’ filings with the Securities and Exchange Commission. The actual results may differ materially from any forward-looking statements due to such risks and uncertainties. Cross Media and LifeMinders undertakes no obligations to revise or update any forward- looking statements in order to reflect events or circumstances that may arise after the data was released. Now I’ll turn the call over to Johnathan.

      JOHNATHAN BULKELEY: Thank you, Jodie. Hi, everybody. As I stated in our last conference call, LifeMinders has been reviewing our strategic alternatives for the last several months. The alternatives under consideration were asset sales, liquidation, or a merger with another company who could leverage our people, technology, large member database, and cash to build further value for our shareholders. The management team has done an exhaustive review, and today I’m happy to announce that we found a great partner in Cross Media. During our review process we felt that the best partner for LifeMinders and our shareholders was a profitable direct marketing company who could use our extensive technology database and cash to help fuel more profitable growth. Cross Media, as you will hear in a minute, fits that bill well. Before I turn the call over to the founder, chairman, and CEO Ron Altbach, I want to review the structure of the deal. Cross Media will acquire LifeMinders for 68.1 million or approximately $2.43 per LifeMinders’ share. The payment will be up to 12 million of cash and 56 million of Cross Media stock. Shareholders can choose from three options: A, all cash; B, all stock; or C, a mix of approximately 18 percent cash and 82 percent stock. In no case can the cash election exceed $12.1 million. LifeMinders’ shareholders who exchange stock will receive approximately 1.22 shares of Cross Media for every 1 share of LifeMinders. That 68.1 million price is dependent upon LifeMinders having 50 million in cash and cash equivalence on a balance sheet as of August 1st,2001. LifeMinders’ current cash position is $52.3. The purchase price could be reduced by up to $1.7 million on a dollar-for-dollar basis if LifeMinders’ cash balance falls below the 50 million as of August 31st. During the last quarter we have settled almost all of our major liabilities, including our real estate obligations, and those settlements are reflected in our current cash position, which again is $52.3. With that I’d like to turn the call over to Ron Altbach, Cross Media’s chairman and CEO.

      RONALD ALTBACH: Thank you very much, Johnathan. I will start with a short description of why we believe this deal makes sense for both the shareholders of Cross Media Marketing and LifeMinders. Cross Media Marketing, first of all is a technology-driven cross media company integrating traditional and proven direct marketing and sales skills with newer technology. The company currently contacts about one million consumers per month and projects this year’s revenues to be $100 million or so with projected net profit available to common shareholders for approximately $10 million or approximately 22 to 25 cents per share. We expect to be releasing our second quarter results within the next ten days and are projecting the revenues for the six months of the year to be between 42 and $46 million. We believe that this combination makes sense because it combines a traditional operating profitable company with LifeMinders, a company with valuable assets, over the business model which most probably would not produce revenues and profitability generally acceptable to the investment community and therefore not best suited, probably, to be a stand-alone company. LifeMinders was funded so as to have the ability to have unfettered and creative development of its website technology and strategy, and it resulted in what we believe to be a unique member acquisition and retention capabilities and significant data management expertise. And Cross Media Marketing is a data-driven sales and marketing company which is product-centric; that is, we sell products, and as such, we need consumers, traffic, to whom we can sell those products. We look at LifeMinders’ 20 million members through our direct marketing glasses and see those members as potential customers; in other words, as a source of growth for our business. And we look at their data systems as tools to make our business more efficient and therefore more profitable. Of course, the other valuable asset that LifeMinders has is cash. And we believe that we will have approximately $30 million plus in cash with which to make additional acquisitions once this acquisition is completed. Cross Media Marketing has previously stated its intention to grow to between 400 and 500 million in revenues over the next four years, partly through organic growth and partly through acquisition. Our projections for this year represent more than a 50 percent growth in revenues over 2000. We believe LifeMinders’ members will provide additional growth potential. Our senior management team, including myself and the former vice chairman of Bion Group, Rose Cliff, Richard Kaufman, who’s our president and chief operating officer, Chet Borgida, who is our CFO, A.J. Sevante, senior vice president of business development: All of four of us have years of experience and tons of transactions under our belt involving mergers and acquisitions, and we are extremely focused on making acquisitions which will be accretive and which will help to build shareholder value. And we have the expertise to make those acquisitions. I’d like to give you now a brief summary of Cross

Media Marketing’s history and financial performance. The company began its principal current operations through an acquisition in January of 2000, the end of January 2000, with an operating company which had 1999 revenues of $60 million and which had a history of profitability. During 2000, the company’s revenues, which represented 11 full months of operations because we started at the end of January, were $62 million, even after noncash and nonrecurring charges of $4 million. And during 2000 we began to implement our vision, which was to transform a single channel, primarily single-product company, albeit a profitable one, into a multi-channel, multi-profit company, taking full advantage of every possible way of contacting consumers and transforming what historically was a one-time sale to a consumer into an ongoing customer relationship so that the customer base can produce maximum and ongoing revenue. To that end, the company began to add expertise. We did an acquisition in November of a company called Wefusion.com that had data-management expertise, and we hired management with expertise in product development and various other areas of direct sales. We also contracted, late in the year 2000, with Traffic, a Nasdaq company, an online direct marketing company, to begin generating potential customers from the Internet, and that represented the first time that this company really expanded outside those traditional channels. The results, I’d say, have been more than satisfactory. The Traffics’ relationship resulted in the sending of approximately 50 million e-mails on our behalf in those first six months of 2001, consumers, a million of whom responded by calling an 800 number. So in other words, I’m explaining why we call this company Cross Media Marketing, because in the simplest form, we use one medium to help market through another medium to the consumer. And we believe our view of the future is that we will use cross media or cross channels or multi channels and use data analysis to make offers of products targeted to consumers on a low-cost, high-margin basis. We think that LifeMinders will provide us with the expertise to target those offers as a vehicle to acquire customers and the cash for complementary acquisitions and working capital required for growth. I would like to point out that action then was listed on the American Stock Exchange August 1st last year, year 2000, and we expect that with the LifeMinders’ acquisition, we will be able to pursue more, for the first time, institutional support which we’ve not yet really accessed. And we believe that that will continue to help us build value for our shareholders. So I hope that’s helped some of you understand a little bit more about what this company is and why we believe this acquisition not only makes sense, but it’s very positive for the shareholders in both companies. And Johnathan, if you have anything else to say, otherwise we would —

      JOHNATHAN BULKELEY: I think we’re ready to take some questions, as well with Ron and myself, Richard Kaufman, the president and COO of Cross Media; Joe Gravey, our CFO’s here, and Allison

Abraham, our president, is here, as well. So we’re here to answer your questions and hope you have some.

      FEMALE SPEAKER: And our first question comes from the line of Nelson Briceman with Bear Stearn. Please go ahead.

      AUDIENCE: One question I have today is the fact this stock is still held up for trading. I’d like to know is that pending this conference call, or is there something else that is causing the holdup in the trading?

      RONALD ALTBACH: It was because of the conference call, Nelson. The trading will start immediately after the conference call.

      AUDIENCE: I appreciate that. It sounds very, very good, like a great fit.

      RONALD ALTBACH: Great. Thank you, Nelson.

      FEMALE SPEAKER: Thank you. Our next question comes from Lowell Singer with Robertson Stevens. Please go ahead.

      AUDIENCE: Thank you. Can you spend a moment just sort of itemizing the different ways that you think you’ll be able to utilize the database over the next couple of years if you’re trying to map that out.? Thank you.

      RICHARD KAUFMAN: Well, this is Richard Kaufman, president of Cross Media. We think that the LifeMinders’ database has been segmented into interest groups. Those interest groups, together with our database where we understand the demographics of our customers, that that combination will allow us to sell membership products that we currently sell now and others that we plan to bring on stream. It will allow us to target them for certain magazine packages. And as we bring online other products and services, it will be much easier for us to target their membership base for the sale of those products and services.

      RONALD ALTBACH: We also believe, Lowell, that eventually we’ll be able to utilize LifeMinders’ technology, LifeMinders’ ability to analyze and profile, not only online, but also offline. In other words, we do market through every channel, and we believe that their technology ought to eventually be able to help us determine which channel and which combination of channels will be best to utilize the market most efficiently and least invasively to the consumer.

      AUDIENCE: Thank you.

      FEMALE SPEAKER: Thank you. Our next question is from Bruce Cohen with Capital Research. Please go ahead.

      AUDIENCE: Hi, Ron and Johnathan. I have a couple of questions, so if you’ll bear with me a little bit here. When do you feel that LifeMinders’ database will result to revenues using what Rich had said previously? When would you expect to start generating revenues from the database?

      RICHARD KAUFMAN: Well, the company generates revenues now, Bruce. We expect, though, that we’ll see an increase in revenues starting in the fourth quarter that will be sufficient, we believe, to extinguish most, if not all of their burn rate currently

      RONALD ALTBACH: I think that’s a key point is, is that if you can complete the acquisition in the fourth quarter and you’re going generate sufficient revenues and profits to offset their operating cost, you’re looking that this should be accretive pretty fast.

      RICHARD KAUFMAN: So we think that’s the case.

      AUDIENCE: All right. The second part is, you know, as you know, I’m quite familiar Cross Media, and you have been very successful in bringing on strategic partners to leverage your business and also to be paid for leveraging their businesses. With the combination of LifeMinders, can you maybe give us a little detail to what you think it will mean as to attracting other strategic partners to this new combined corporation?

      RONALD ALTBACH: Well, we certainly believe that we’ll be one of the very, very large online companies. We’ll be one of the large potential advertising sources online, even though that’s not proven to be a profitable business attempt. It certainly will be one of the assets that we will have. And we will have consumers about whom we will know a lot of information. We’ll be constantly refining that information through our technology and our expertise. And so we believe that for being a third-party branch, we’ll be a valuable resource to be able to either market products or to deliver a message.

      AUDIENCE: Okay. Thank you.

      FEMALE SPEAKER: Our next question comes from Barton Crockett with J.P. Morgan. Please go ahead.

      AUDIENCE: Hi. Just for those of us who are perhaps more familiar with LifeMinders than with Cross Media, I was wondering if you could walk through what gives you confidence that you’re going to be able grow Cross Media to a 400 and $500 million company. Obviously, you say it’s a mix of organic growth and acquisition. And I’m particularly interested in the organic growth. What are the drivers there and what makes you confident that that’s an achievable vision for your company?

      RONALD ALTBACH: We believe that —hello?

      AUDIENCE: Hi, I’m still here.

      RONALD ALTBACH: Okay. —that, you know, we plan to demonstrate this year in growth that we will have grown the company by more than 50 percent from 2000/2001 without extensive use of technology. And really, with beginning stages of utilizing the Internet as a source of potential customers. The company, as we stated a number of times in our public releases, the company really is in the beginning stages of utilizing the ability to analyze that and profile customers. And so I would say that we’re, you know, becoming a more modern and efficient company in terms of marketing to consumers. But, in fact, there is, we believe, and there will be a consolidation in direct marketing businesses, especially online, and it will provide more access to more customers. We are really a product business. In other words, we started out, as I said earlier, as a one-product business. We now sell to a portion of our customers at the time of sale of the first product, which we sell primarily magazine subscriptions, we sell also club memberships, discounts to club memberships; we sell prepaid and not prepaid telecommunications products. But we believe that we’re just in the beginning of the process of really going into our database, going into our customer base, and selling those customers product. So our growth is limited by, number one, management, which we’re building on a regular basis. Number two, financing, which we have and which certainly the LifeMinders’ acquisition will provide to us; and then number three is just prudence. It probably isn’t prudent to grow a company too quickly. And the management of this company —maybe you can tell by our voices, we’re not young guys. We’re experienced guys. We’ve been in business, and so we believe that we will conduct our businesses in a prudent fashion. And so when we say that we’re going to grow half of the intended eventual size of the company through organic growth, that means within the next two or three or four years, we believe we can do that and get to 250 million in sales, let’s say, to organic growth.

      AUDIENCE: Okay. Great. And then if I could follow up. Could you give a little bit more color, you know, of what type of acquisitions you’re focussed on. I mean, are you looking in particular to buy other online direct marking? It sounds like that is part of your focus.

      RONALD ALTBACH: We will tend to focus, I would say, on operating companies that are profitable so that we can ensure ourselves that the acquisitions will be accretive. Having said that, the LifeMinders is and interesting acquisition, because initially, one could say from an initial view that they’ll immediately say it’s accretive. There’s no earnings in LifeMinders to put one and one together and say that equals two. We think that LifeMinders makes a lot of sense for the three reasons that I outlined initially, which were technology; two is, they’re a member acquisition, which we see as a customer acquisition; and number three is cash which provides us with the base to not only have working capital for growth, but also capital for an acquisition. But we are, you know, represented now Robertson Stevens. They did a great job in this acquisition so far; that is to say, we have to have the shareholder votes so we can only call it a signing of the contract an acquisition. But we believe and we are working with them to identify additional targets which will provide the company with number one, growth and revenues; number two, growth and earnings; and number three, products and expertise.

      AUDIENCE: And I guess the final question is, are you looking to do any more cost-cutting at LifeMinders, or do you think the operation as it stands right now is something you’re comfortable with?

      RICHARD KAUFMAN: The LifeMinders’ operation probably will grow from its present level. They have done an awful lot of cost-cutting over the past couple of months, and they’re really down to a skeleton group right now. So- it is our intention to enhance to some extent their current capability and to bring it more into compatibility with the products and services that we intend to offer and introduce both over the next 12 months. So we don’t believe that there’ll be any additional cost-cutting here at LifeMinders; in fact, it could go the other way.

      AUDIENCE: Okay, great. Thank you.

      FEMALE SPEAKER: Thank you. Our next question comes from Ron Vincent with Morgan Stanley. Please go ahead.

      AUDIENCE: Hi, congratulations, John and Ron. I just want to know what type of percent you’re looking for in organic growth versus growth through acquisitions, breakdown. I know you gave the overall total before.

      RICHARD KAUFMAN: Just to back up a little bit on the numbers. In the fourth quarter of 2000 our quarterly revenues —this is the Cross Media quarterly revenues were about 15 million. We think in the fourth quarter of this year, our quarterly revenues, strictly through organic growth, will be about 30 million. That is what we have projected based on a release that we put out at the end of 2000. So we’re comfortable with the fact that the company has grown from 15 million in quarterly revenues at the end of 2000 to approximately 30 million at the end of 2001. So we will be running at the end of this period at about $120 million annualized rate. We believe that the organic growth that we’ve experienced should slow down a little bit from our own internal organic business. We’re not quite sure where it’s going to go next year, but we believe that that growth will continue on a quarter-by-quarter basis. Having said that, as we look ahead and we’ve already talked about a business that’s got between 400 to $500 million dollars in revenue, we could make the case that approximately half of that will come from organic growth and the other half will come from the use of cash at LifeMinders to acquire other companies.

      AUDIENCE: Thank you.

      FEMALE SPEAKER: Thank you. Or next question is from Sonjay Chata with Gretsky Premier. Please go ahead.

      AUDIENCE: Yeah, hi. How current is the LifeMinders’ database? In other words how big is the hot list three months six months, however you define it? And do you guys plan to continue to grow the file through the methods that LifeMinders has grown it through this point?

      ALLISON ABRAHAM: Yes. This is Allison Abraham from LifeMinders. We have been very actively communicating with all of our members in a manner of daily e-mails, weekly e-mails, et cetera. So we have been keeping the file in a very active form consistent with what we’ve done in the first quarter. And then I do believe we are going to continue —we are growing members today, somewhat mostly through basically no hot channels from members that continue to come in. But clearly member acquisition is a key strategic skill set that we have that we do plan to continue as part of Cross Media, because new members obviously can now be even better monitized than we’re doing today as a stand-alone entity.

      AUDIENCE: And is there a metric for you guys to find the hot list, be it three months, six months? How current is it of the 20 million names?

      ALLISON ABRAHAM: We actually don’t give out that number and we haven’t in the past. So I think we’ll —you know, right now we have more than 20 million members that we are actively communicating with. And the way we define that is they have a value e-mail address and we’re able to communicate with them.

      AUDIENCE: Great, thanks.

      FEMALE SPEAKER: The next question is from Sam Levinson with Levinson Capital Management. Please go ahead.

      AUDIENCE: Hi, Ron and Rich. How quickly do you think you can monitize some of the LifeMinders’ database to positively impact the numbers that you expect to do in both the second half of 2001 and 2002?

      RICHARD KAUFMAN: I think it can be done relatively quickly. We are —while we contemplate the closing of this transaction to take place in the fourth quarter, we will be working closely with the company starting next week to begin to put the platform in place or the plans in place to monitize their database. And I think we’ll see the effects of that in the fourth quarter.

      AUDIENCE: And the money you put in to increase the operations of the LifeMinders directly would directly result in an increase in product sales on the Cross Media side?

      RICHARD KAUFMAN: It will result not only in an increase of product sales, but we think a significant decrease in cost. Because as you know, we are a very large media buyer right now. And our cost of acquisition for LifeMinders’ customers, to acquire them for the sale of our products and services, that cost of acquisition should come down.

      AUDIENCE: But would that more than make up for whatever negative cash flow there is currently in LifeMinders?

      RICHARD KAUFMAN: That’s correct.

      AUDIENCE: But on a consolidate basis, this would make LifeMinders a positive cash flow business.

      RICHARD KAUFMAN: That is correct. But we’re not certain at this time as to the moment in time that that will occur.

      RONALD ALTBACH: In other words, we believe that there very likely will be a short-term effect of the LifeMinders’ acquisition while we integrate the company. But in the intermediate and long term it will be very beneficial thing.

      AUDIENCE: Okay. Thank you.

      FEMALE SPEAKER: Thank you. Our next question comes from Clint Cobhill with Cobhill Capital Management. Please go ahead.

      AUDIENCE: Quick question. Actually, I’ll throw this one over to Johnathan, but it’s actually a question on Cross Media. What will the capital structure look like at the end of the transaction?

      JOHNATHAN BULKELEY: Actually, can I have Joe answer that one? He’s been looking at the numbers most recently, like 20 minutes ago.

      JOE GRAVEY: There should be approximately 71, 72 million shares of common stock outstanding after the completion of the acquisition. Currently Cross Media has a Series A Preferred Stock which there’ll be some conversion charts in there that will basically —that are very well defined and agreed to now in a new agreement. And that will probably result in about another two and a half million shares being issued of common stock. And I think that’s probably about it going forward. Cross Media has approximately $11 million of debt outstanding and there’s no debt coming across from LifeMinders.

      AUDIENCE: And in terms of one of the things I got when I was going through Cross Media’s 10-K was they had the convertible preferred shares and all that. The philosophy of the capital structure going forward —I guess if we can kind of pass this back along to the guys from Cross Media —do you plan to simplify the capital structure or continue to release?

      RONALD ALTBACH: No, no, but that’s a good question and let me answer it really definitively. In year 2000 Cross Media Marketing used —again, from our background is leverage buyout. We used interesting instruments to efficiently make what I believe is a very valuable purchase. We did it on a basis that was clever. And then we worked all year to clean up the capital structure. And as of February 15th, we actually did either redeem or cause to convert most of the outstanding instruments, with the exception of the Series A Preferred, which exists today, which is a face value of $5.2 million dollars. When this transaction with LifeMinders closes, the arrangement with the Series A Preferred is that at least half of it, $2.5 million, will be converted into common shares and the other $2.5 million will be redeemed. However, the holders of the Series A can elect to convert all their shares into common shares. In any case, at the close of this transaction there will no longer be any preferred shares outstanding, and it’s our intention generally to keep the capital structure simplified. Having said that, it may be in the future that as we go on through acquisitions with the help of Robertson Stevens, for instance, we may decide to use leverage of traditional debt, for instance, if the commercial banks start lending again for acquisition, if that’s the best way to do it. We don’t want to limit ourselves to this phone call by saying “never again,” because that’s not smart. But generally, we do believe that we should have a simplified and a simple capital structure.

      JOHNATHAN BULKELEY: Yes. For LifeMinders’ shareholders it was an important part of this deal that we clean up the capital structure of the business.

      AUDIENCE: Fair enough. Great. Well, best of luck, guys.

      FEMALE SPEAKER: And our final question today comes from Ronald Deanisio with Friedman Billing. Please go ahead.

      AUDIENCE: Quick question. With the growth of the Wefusion initiative that you’ve been pursuing, could you just sort of discuss what repercussions the transaction would have on that initiative and the timing of that.

      RONALD ALTBACH: Yes. It will actually probably not change anything that we are contemplating doing with the Wefusion hardware and software platform. There is kind of a long-term issue about the schemer that we want to use for the architecture going forward. Wefusion is on an Oracle platform; this is on a Microsoft platform. So we have to consider that going forward. But it turns out that the LifeMinders’ platform has the kind of scalability that we think we’ll need; it’s got a little more bells and whistles. But we think that we’ll be making that judgment between now and the end of the area as to which platform and which schemer will be appropriate for our growth.

      AUDIENCE: Oh, so you don’t anticipate having growth, then. One will likely be eliminated.

      RONALD ALTBACH: They can coexist, and that certainly is a consideration, you know, a coexistence.

      AUDIENCE: Okay. Thanks very much.

      JOHNATHAN BULKELEY: Karen, anybody else?

      FEMALE SPEAKER: We do have one more party that queued up. We have Mike Petsy with Petsy Premier with a follow-up question.

      AUDIENCE: Hey, Ron and A.J. Congrats on the deal.

      RONALD ALTBACH: Hi, Mike.

      AUDIENCE: Cross Media Marketing is a marketer of products and services, and my understanding of the business today, that the core product is this magazine and related subscriptions. Can you give me a sense in terms of your six months’ sales today, which percent —although I know you’re extending into other product categories —what percent of your sales come from magazine subscription-related products of the 42, 46 million, which should be the first six months here? And if you had to make a guess a year from now, how do you think the non-magazine subscription sales will stack up a year from now?

      RICHARD KAUFMAN: Magazine sales now represent probably 95 percent of our revenue, between 90 and 95 percent of our revenue, I would say. The contemplation is that this time next year —we’re looking at a full year 2002. Full year 2002, I would say magazine sales will represent — and let me think of the number —probably 75 percent of our revenues. Other products and services will represent the other 25 percent. But most of the growth next year will take place in that 25 percent. The real trend up will be on businesses other than the magazine business.

      AUDIENCE: And just a follow-up. With the LifeMinders’ ad-supported business of that 25 percent, do you foresee either endorsed online advertising, a sponsorship of news letters? Do you see that LifeMinders now constituting a significant part of that 25 percent?

      RICHARD KAUFMAN: No.

      AUDIENCE: Okay.

      FEMALE SPEAKER: And that was our final question, so I’ll turn it back to you, Mr. Altbach, for any closing comments.

      RONALD ALTBACH: I think that the closing comments are very brief. We’re very excited about this transaction. We believe in the people here. We believe in the technology here. We believe in the systems here. We believe in what they’ve created. We’re proud to be able to go into this transaction with them, and we think that we can add on our side quite a bit to their existing business and that the combination makes ultimate sense for the shareholders of both companies.

      JOHNATHAN BULKELEY: Great. Thank you, everybody. Again, if there are follow-up questions, please feel free to contact us directly, otherwise we hope we’ll see you soon somewhere.

Additional Information

In connection with the merger, Cross Media and LifeMinders will be filing a joint prospectus/ proxy statement with the Securities and Exchange Commission. Investors and security holders of both Cross Media Marketing and LifeMinders are invited to read the joint prospectus/proxy statement regarding the business combination transaction referenced in the foregoing information, when it becomes available. Cross Media Marketing and LifeMinders expect to mail a joint prospectus/proxy statement about the transaction to their respective stockholders. Investors and security holders may obtain a free copy of the joint prospectus/proxy statement (when available) and other documents filed by the companies free of charge from the Securities and Exchange Commission’s web site at http://www.sec.gov. The joint prospectus/proxy statement and such other documents may also be obtained from Cross Media Marketing or LifeMinders free of charge by directing such requests to the respective contact persons listed above.

LifeMinders and its officers and directors may be deemed to be participants in the solicitation of proxies from LifeMinders’ stockholders with respect to the approval of the transactions contemplated by the agreement. Information regarding such officers and directors will be set forth in the joint proxy statement/prospectus.

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